Exhibit 99.1

Triterras, Inc. Announces Independent Investigation by the Audit Committee to Address and Rebut Recent Short Report

Singapore, January 25, 2021 – Triterras, Inc. (Nasdaq: TRIT, TRITW), a leading fintech company for trade and trade finance, has made two key announcements.

With the full support of management, the Audit Committee has initiated an independent investigation into accusations made by a recent short report that has caused significant volatility in the Company’s share price.  The investigation will be overseen by the Audit Committee of the Company’s Board of Directors.  The Audit Committee is in the process of selecting the legal counsel that will conduct the investigation into the blockchain, related party transaction and other accusations made. The undertaking of this investigation by an independent third party is enthusiastically supported by the Company’s CEO and executive management, and the company expects this review to set the record straight regarding the false and/or incomplete information included in the recent short report.

The Company has also announced that they will be replacing KPMG LLP as the Company’s independent accountants.  For some time, there has been consideration and discussion with respect to replacing the independent accountants of the Company for various considerations, including to further separate the operations of Triterras, Inc. from its related party company Atanium (formerly Rhodium Resources). KPMG LLP resigned as the Company’s independent accountants effective January 20, 2021.

Furthermore, the reports of KPMG on the financial statements of Triterras Fintech Pte. Ltd (the Company’s operating subsidiary) for the fiscal years ended February 29, 2020 and February 28, 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

The Company is in discussions regarding the engagement of another independent accounting firm of international repute.

The Company maintains a positive view of the future and is optimistic on the current management growth initiatives underway.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

Edmond Lococo, ICR Inc.
Mobile: +86 138-1079-1408
Email: Edmond.Lococo@icrinc.com